                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                           --------------------------

                                   FORM 11-K
(MARK ONE)


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993


                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
             THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
           FOR THE TRANSITION PERIOD FROM ___________ TO ___________


                          COMMISSION FILE NUMBER 1-777


                           --------------------------


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN
                            12700 PARK CENTRAL PLACE
                              DALLAS, TEXAS  75251


B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                           J. C. PENNEY COMPANY, INC.
                               6501 LEGACY DRIVE
                            PLANO, TEXAS  75024-3698

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                       Financial Statements and Schedules

                           December 31, 1993 and 1992

                  (With Independent Auditors' Report Thereon)

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                               Table of Contents
                               -----------------



Independent Auditors' Report

Statements of Net Assets Available for Benefits as of December 31, 1993 and 1992

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1993 and 1992

Notes to Financial Statements


                                                                        Schedule
                                                                        --------

Schedule of Assets Held for Investment Purposes
 as of December 31, 1993                                                   1

Schedule of Reportable Transactions for the
 year ended December 31, 1993                                              2

                      [LETTERHEAD OF KPMG PEAT MARWICK]


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The J. C. Penney Company, Inc.
 Associate Benefits Committee,
 Benefit Plans Investment Committee,
 Retirement Plans Committee, and the
 Benefit Plans Review Committee:


We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Company, Inc. Savings and Profit-Sharing Retirement Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the J. C. Penney Company, Inc. Savings and Profit-Sharing Retirement Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ KPMG Peat Marwick

May 13, 1994

                          J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                Statements of Net Assets Available for Benefits

                           December 31, 1993 and 1992


                                                1993             1992
                                          ----------------  --------------
Assets:
  Investments, at fair value (note 2):
    J. C. Penney Company, Inc.
      common stock - 29,746,648
      shares in 1993 and 29,695,768
      shares in 1992 (cost $723,528,412
      and $612,556,660, respectively)       $1,565,417,351   1,154,354,172
    State Street Bank Index Fund -
      926,099 units in 1993 and
      980,137 units in 1992 (cost
      $27,361,218 and $25,967,927,
      respectively)                             64,451,853      61,984,819
    State Street Bank Liquidity Fund
      (cost approximates fair value)            19,280,009      24,607,232
    Funds held under structured
      investment contracts:
      U.S. agency backed
       collateralized mortgage
       obligations (cost $312,345,761
       in 1993 and $263,396,859 in 1992)       320,101,946     265,835,088
      U.S. Government Trust
       Certificates (cost $18,281,851
       in 1993)                                 18,305,319              --
      Credit card backed obligations
       (cost $27,550,077 in 1993 and 1992)      27,399,260      27,656,720
      Other bonds (cost $19,202,343 in
       1993)                                    19,491,045              --
      Wrap agreements (cost $2,337,850
       in 1993 and $1,303,067 in 1992)          (5,231,648)     (1,142,891)
    Participants' loans (unpaid
     principal balance
     approximates fair value)                   19,756,762      21,165,269
   Funds with insurance companies,
    at contract value                          373,848,131     464,798,843
                                            --------------   -------------
         Total investments                   2,422,820,028   2,019,259,252
                                            --------------   -------------

   Receivables:
    Due from J. C. Penney Company,
     Inc.                                              --         358,112
    Miscellaneous                                  20,032          23,088
    Accrued interest and dividends                581,293         580,148
    Due from broker                               407,049              --
                                           --------------   -------------
                                                1,008,374         961,348
                                           --------------   -------------
   Cash                                                --          30,616
                                           --------------   -------------
         Total assets                       2,423,828,402   2,020,251,216
                                           --------------   -------------
Liabilities:
   Cash overdraft                                 112,298              --
   Due to J. C. Penney Company, Inc.               18,798              --
   Due to broker                                       --       1,507,000
   Accrued expenses and other                   2,063,511         926,389
    liabilities                            --------------   -------------
         Total liabilities                      2,194,607       2,433,389
                                           --------------   -------------

Net assets available for benefits          $2,421,633,795   2,017,817,827
                                           ==============   =============

See accompanying notes to financial statements.

                          J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1993 and 1992


                                                    1993             1992
                                              ----------------  --------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value
     of investments                            $  422,513,532     361,145,961
    Interest                                       55,420,612      60,612,323
    Dividends                                      42,768,257      41,617,190
                                               --------------   -------------
                                                  520,702,401     463,375,474
    Less investment expenses                         (231,446)       (136,182)
                                               --------------   -------------
       Total additions                            520,470,955     463,239,292
                                               --------------   -------------

Deductions from net assets attributed to:
  Deferral fees                                       116,849          72,486
  Benefit payments                                116,538,138     134,624,726
                                               --------------   -------------
       Total deductions                           116,654,987     134,697,212
                                               --------------   -------------

Change in net assets available for benefits       403,815,968     328,542,080
Beginning net assets available for  benefits    2,017,817,827   1,689,275,747
                                               --------------   -------------

Ending net assets available for benefits       $2,421,633,795   2,017,817,827
                                               ==============   =============

See accompanying notes to financial statements.

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                         Notes to Financial Statements

                           December 31, 1993 and 1992



(1)  Description of Plan
     -------------------

   The following brief description of the J. C. Penney Company, Inc. Savings and Profit-Sharing Retirement Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan summary description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   (a)   General
         -------

     The Plan is a defined contribution plan which is frozen. Prior to its discontinuation, the Plan covered substantially all eligible employees ("Associates") of J. C. Penney Company, Inc. (the "Company"). Associates who had completed 1,000 or more hours of service within a period of 12 consecutive months were eligible to participate in the Plan. Effective January 1, 1989, the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan replaced the Plan. Associate and Company contributions ceased for plan years after 1988 and participants became fully vested in all accounts. While the Company presently has no intention to do so, it reserves the right to terminate the Plan and the related J. C. Penney Company, Inc. Savings and Profit-Sharing Trust (the "Trust") at any time, subject to the provisions of ERISA.

     The financial statements include all of the funds which comprise the Plan. All administrative expenses of the Plan not paid by the Trust are paid by the Company.

   (b)   Investment Programs
         -------------------

     Participants' account balances are invested in the Plan's investment programs in accordance with their elections. The investment programs include the Penney Stock Account (consisting of investments in J. C. Penney Company, Inc. common stock), the S&P 500 Account (consisting of investments in commingled equity funds), and the Interest Income Account (consisting of contracts with insurance companies and structured investment contracts, which provide a specific interest rate for a specified period of time). Each of these funds are maintained on a unit value basis and accordingly the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

     Prior to January 1, 1993, an additional investment program, PenSOP (Company) Account was utilized for Company contributions. This program consisted of investments in J. C. Penney Company, Inc. common stock. As of January 1, 1993, the assets and liabilities allocated to this program were merged into the Penney Stock Account.

                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                  SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                         Notes to Financial Statements



(c)  Payment of Benefits
     -------------------

     Benefits remain in the Plan until the participant elects payment. The normal form of payment is a lump sum settlement (cash and/or J. C. Penney Company, Inc. common stock). In lieu of a lump sum settlement, a participant who has attained retirement age may elect an optional annuity for life or installment payments for a specified period of time.

   (d)  Loans to Participants
        ---------------------

     Loans may be made available to participants upon their request. All loans must be adequately secured and bear interest at a reasonable rate. Loan amounts and the term of repayment are limited in accordance with Plan provisions.

(2)  Investments
     -----------

   Investments in securities are stated at fair value using quoted market prices. Funds with insurance companies are recorded at contract value as reported to the Plan by each insurance company. Each contract is credited with earnings and charged for withdrawals. The Plan also invests in structured investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities. The average cost method is used to calculate gains and losses on the sale of investments on a trade date basis. Except for certain funds with insurance companies, the Plan's investments are held by the trustee, State Street Bank and Trust Company.

   On March 10, 1993, the Company declared a two-for-one common stock split in the form of a stock dividend payable May 1, 1993 to shareholders of record on April 12, 1993. The shares of J. C. Penney Company, Inc. common stock held at December 31, 1992 which are disclosed in the financial statements and notes thereto have been adjusted for this stock split.


                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                  SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                        Notes to Financial Statements


The following table presents the values of investments that represent 5% or more of the Plan's net assets:

                                    December 31, 1993                      December 31, 1992
                               -------------------------------       ------------------------------
                               Shares, units      Fair value/        Shares, units     Fair value/
                                or principal       contract           or principal       contract
        Investment                 amount            value               amount           value
        ----------             -------------    --------------       --------------   --------------
Investments, at fair value:
  J. C. Penney Company, Inc.
    common stock                 29,746,648     $1,565,417,351        29,695,768      $1,154,354,172
Investment contracts
 with insurance companies,
 at contract value:
   Metropolitan Life
    Insurance Company
    8.55% - matures evenly
    on 6/30 and 12/31 of
    1994 and 1995               118,208,775     $  118,208,775       146,364,682      $  146,364,682
                                                ==============                        ==============

The number of units and net asset value per unit at December 31, 1993 and 1992 follows:

                                      December 31, 1993               December 31, 1992
                               -------------------------------    ------------------------
                                                   Net asset                      Net asset
                                  Units              value           Units          value
                               -----------        ------------    -----------     ----------
  PenSOP (Company) Account              --         $       --      13,496,898     $ 4.364094
  Penney Stock Account          93,158,712          16.814552      90,825,685      12.054612
  S&P 500 Account                7,208,059           8.983400       7,620,016       8.164407
  Interest Income Account*      89,424,379           8.626129      97,191,563       8.036103

  * Units are not assigned to participants' loans receivable.

(3)  Tax Status
     ----------

     The Plan obtained its latest determination letter on August 23, 1993 in which the Internal Revenue Service ("Service") stated that the Plan, as then designed, was in compliance with the applicable qualification requirements of the Internal Revenue Code ("Code"). The Plan has been amended subsequent to receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the date of the financial statements.

                                                                     (Continued)

                          J. C. PENNEY COMPANY, INC.
                  SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                         Notes to Financial Statements

(4)  Allocation of Plan Assets and Liabilities to Investment Programs:
     ----------------------------------------------------------------

                                                                       December 31, 1993
                                             -----------------------------------------------------------------
                                                                                                     Interest
                                                                   Penney Stock        S&P 500        Income
                                                  Total               Account          Account        Account
                                             ---------------      --------------     -----------    -----------
Assets:
  Investments, at fair value:
    J. C. Penney Company, Inc.
     common stock - 29,746,648 shares
     (cost $723,528,412)                      $1,565,417,351      1,565,417,351               --            --
    State Street Bank Index Fund -
     926,099 units (cost $27,361,218)             64,451,853                 --       64,451,853            --
    State Street Bank Liquidity Fund
     (cost approximates fair value)               19,280,009            134,837               --    19,145,172
    Funds held under structured
     investment contracts:
     U.S. agency backed
      collateralized mortgage
      obligations (cost $312,345,761)            320,101,946                 --               --   320,101,946
     U.S. Government Trust
      Certificates (cost $18,281,851)             18,305,319                 --               --    18,305,319
     Credit card backed obligations
      (cost $27,550,077)                          27,399,260                 --               --    27,399,260
     Other bonds (cost $19,202,343)               19,491,045                 --               --    19,491,045
     Wrap agreements (cost $2,337,850)            (5,231,648)                --               --    (5,231,648)
     Participants' loans (unpaid
      principal balance approximates
      fair value)                                 19,756,762                 --               --    19,756,762
    Funds with insurance companies,
     at contract value                           373,848,131                 --               --   373,848,131
                                               -------------      -------------       ----------   -----------
          Total investments                    2,422,820,028      1,565,552,188       64,451,853   792,815,987

Receivables:
    Miscellaneous                                     20,032             11,059               --         8,973
    Accrued interest and dividends                   581,293                381               --       580,912
    Due from broker                                  407,049            407,049               --            --
    Inter-fund balances                                   --            904,972          380,479    (1,285,451)
                                              --------------      -------------       ----------   -----------
                                                   1,008,374          1,323,461          380,479      (695,566)
                                              --------------      -------------       ----------   -----------
          Total assets                         2,423,828,402      1,566,875,649       64,832,332   792,120,421

Liabilities:
    Cash overdraft                                   112,298            112,453             (155)           --
    Due to J. C. Penney Company, Inc.                 18,798                 --               --        18,798
    Accrued expenses and other
     liabilities                                   2,063,511            618,723           56,942     1,387,846
                                              --------------      -------------       ----------   -----------
          Total liabilities                        2,194,607            731,176           56,787     1,406,644
                                              --------------      -------------       ----------   -----------
Net assets available for benefits             $2,421,633,795      1,566,144,473       64,775,545   790,713,777
                                              ==============      =============       ==========   ===========

                                                                                                      (Continued)

                          J. C. PENNEY COMPANY. INC.
                  SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                         Notes to Financial Statements


(4)  Allocation of Plan Assets and Liabilities to Investment Programs, Continued:
     ---------------------------------------------------------------------------


                                                                                  December 31, 1992
                                                      ------------------------------------------------------------------------
                                                                                         PenSOP                       Interest
                                                                     Penney Stock       (Company)      S&P 500         Income
                                                      Total             Account          Account       Account         Account
                                                      -----          ------------       ---------      -------        --------
Assets:
  Investments, at fair value:
    J. C. Penney Company, Inc. common stock -     $1,154,354,172     1,095,597,175     58,756,997             --              --
      29,695,768 shares (cost $612,556,660)
    State Street Bank Index Fund - 980,137 units      61,984,819                --             --     61,984,819              --
     (cost $25,967,927)
    State Street Bank Liquidity Fund                  24,607,232         2,213,000        203,000             --      22,191,232
     (cost approximates fair value)
    Funds held under structured investment contracts:
      U.S. agency backed collateralized mortgage     265,835,088                --             --             --     265,835,088
       obligations (cost $263,396,859)
      Credit card backed obligations                  27,656,720                --             --             --      27,656,720
       (cost $27,550,077)
      Wrap agreements (cost $1,303,067)               (1,142,891)               --             --             --      (1,142,891)
    Participants' loans (unpaid principal balance     21,165,269                --             --             --      21,165,269
     approximates fair value)
  Funds with insurance companies, at                 464,798,843                --             --             --     464,798,843
   contract value                                 --------------     -------------     ----------     ----------     -----------
       Total investments                           2,019,259,252     1,097,810,175     58,959,997     61,984,819     800,504,261
                                                  --------------     -------------     ----------     ----------     -----------

  Receivables:
    Due from J. C. Penney Company, Inc.                  358,112           359,686             --             --          (1,574)
    Miscellaneous                                         23,088            10,611          1,450             --          11,027
    Accrued interest and dividends                       580,148             2,769          1,531             --         575,848
    Inter-fund balances                                       --        (1,717,103)            --        299,595       1,417,508
                                                  --------------     -------------     ----------     ----------     -----------
                                                         961,348        (1,344,037)         2,981        299,595       2,002,809
                                                  --------------     -------------     ----------     ----------     -----------

  Cash                                                    30,616            28,523            932          1,161              --
                                                  --------------     -------------     ----------     ----------     -----------
       Total assets                                2,020,251,216     1,096,494,661     58,963,910     62,285,575     802,507,070
                                                  --------------     -------------     ----------     ----------     -----------


Liabilities:
  Due to broker                                        1,507,000         1,469,000         38,000             --              --
  Accrued expenses and other liabilities                 926,389           434,053             --         54,219         438,117
                                                  --------------     -------------     ----------     ----------     -----------
       Total liabilities                               2,433,389         1,903,053         38,000         54,219         438,117
                                                  --------------     -------------     ----------     ----------     -----------

Net assets available for benefits                 $2,017,817,827     1,094,591,608     58,925,910     62,231,356     802,068,953
                                                  ==============     =============     ==========     ==========     ===========

                                                                                                                      (Continued)

                           J.C. PENNEY COMPANY, INC.
                  SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                        Notes to Financial Statements



(5)  Allocation of Plan Income and Changes in Plan Equity to Investment Programs:
     ----------------------------------------------------------------------------

                                                                     Year ended December 31. 1993
                                          -----------------------------------------------------------------------------------
                                                                                                                  Interest
                                                                    Penney Stock         S&P 500                   Income
                                               Total                  Account             Account                  Account
                                           --------------          -------------        ----------               -----------
Additions to net assets attributed to:
  Investment income:
       Net appreciation in fair value      $  422,513,532            416,505,924         6,007,608                        --
        of investments
       Interest                                55,420,612                163,299             3,527                55,253,786
       Dividends                               42,768,257             42,768,257                --                        --
                                           --------------          -------------        ----------               -----------
                                              520,702,401            459,437,480         6,011,135                55,253,786

       Less investment expenses                  (231,446)                    --                --                  (231,446)
                                           --------------          -------------        ----------               -----------
           Total additions                    520,470,955            459,437,480         6,011,135                55,022,340

Deductions from net assets attributed
 to:
      Deferral fees                               116,849                 11,088             2,070                   103,691
      Participants' transfers                          --             (9,143,194)         (106,364)                9,249,558
      Benefit payments                        116,538,138             55,942,631         3,571,240                57,024,267
                                           --------------          -------------        ----------               -----------
           Total deductions                   116,654,987             46,810,525         3,466,946                66,377,516

Change in net assets available for            403,815,968            412,626,955         2,544,189               (11,355,176)
 benefits
Beginning net assets available for          2,017,817,827          1,153,517,518        62,231,356               802,068,953
 benefits                                  --------------          -------------        ----------               -----------

Ending net assets available for benefits   $2,421,633,795          1,566,144,473        64,775,545               790,713,777
                                           ==============          =============        ==========               ===========

                                                                                                                  (Continued)


                           J.C. PENNEY COMPANY, INC.
                  SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                         Notes to Financial Statements

(5)  Allocation of Plan Income and Changes in Plan Equity to Investment
     ------------------------------------------------------------------
     Programs, Continued:
     -------------------

                                                                    Year ended December 31, 1992
                                  -------------------------------------------------------------------------------------------
                                                                                   PenSOP                           Interest
                                                            Penney Stock          (Company)         S&P 500          Income
                                        Total                 Account              Account          Account          Account
                                    --------------         -------------         ----------       ----------      -----------
Additions to net assets
 attributed to:
 Investment income:
       Net appreciation in fair
        value of investments        $  361,145,961           339,108,753         17,486,498        4,550,710               --
       Interest                         60,612,323                61,319             12,671            9,752       60,528,581
       Dividends                        41,617,190            39,581,073          2,036,117               --               --
                                    --------------         -------------         ----------       ----------      -----------
                                       463,375,474           378,751,145         19,535,286        4,560,462       60,528,581
       Less investment expenses           (136,182)                   --                 --               --         (136,182)
                                    --------------         -------------         ----------       ----------      -----------
           Total additions             463,239,292           378,751,145         19,535,286        4,560,462       60,392,399
                                    --------------         -------------         ----------       ----------      -----------

Deductions from net assets
 attributed to:
       Deferral fees                        72,486                 5,965                 75              836           65,610
       Participants' transfers                  --           106,302,487                 --       (8,236,203)     (98,066,284)
       Benefit payments                134,624,726            47,713,194          4,198,333        4,242,199       78,471,000
                                    --------------         -------------         ----------       ----------      -----------
           Total deductions            134,697,212           154,021,646          4,198,408       (3,993,168)     (19,529,674)
                                    --------------         -------------         ----------       ----------      -----------

Change in net assets available
 for benefits                          328,542,080           224,729,499         15,336,878        8,553,630       79,922,073
Beginning net assets available
 for benefits                        1,689,275,747           869,862,109         43,589,032       53,677,726      722,146,880
                                    --------------         -------------         ----------       ----------      -----------

Ending net assets available for
 benefits                           $2,017,817,827         1,094,591,608         58,925,910       62,231,356      802,068,953
                                    ==============         =============         ==========       ==========      ===========


                                                                      Schedule 1
                                                                      ----------
                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN
           Item 27a - Schedule of Assets Held for Investment Purposes
                            as of December 31, 1993

     Identity of issue         Description of asset              Cost       Current value
- - - - ---------------------------  ----------------------         -------------  --------------
J. C. Penney Company, Inc.   Common stock,
                             29,746,648 shares              $723,528,412    1,565,417,351
                                                            ------------    -------------
State Street Bank            Index Fund,
                             27,361,218 units                 27,361,218       64,451,853
                                                            ------------    -------------
State Street Bank            Liquidity Fund,
                             19,280,009 units                 19,280,009       19,280,009
                                                            ------------    -------------
Bankers Trust (Delaware)     FHLMC backed CMO
                             6.00% - matures 12/15/11         18,774,560       19,249,280
Bankers Trust (Delaware)     FHLMC backed CMO
                             6.00% - matures 3/15/12          29,819,240       31,359,219
Peoples Security Life        FHLMC backed CMO
 Insurance                   6.35% - matures 12/15/10         34,918,346       35,612,500
Peoples Security Life        FHLMC backed CMO
 Insurance                   6.25% - matures 10/15/13         20,422,652       20,939,040
Peoples Security Life        FHLMC backed CMO
 Insurance                   5.50% - matures 7/15/03          11,074,246       11,502,028
Peoples Security Life        FHLMC backed CMO
 Insurance                   6.35% - matures 11/15/14         30,651,869       31,438,642
Bankers Trust (Delaware)     FHLMC backed CMO
                             6.50% - matures 7/15/02          26,401,367       27,020,963
National Westminister Bank   FHLMC backed CMO
                             4.00% - matures 1/15/13          13,461,694       13,307,429
Peoples Security Life        FNMA backed CMO
 Insurance                   6.75% - matures 1/25/13          59,481,728       61,462,200
Peoples Security Life        FNMA backed CMO
 Insurance                   5.90% - matures 9/25/97          23,416,614       24,307,440
Peoples Security Life        FNMA backed CMO
 Insurance                   6.50% - matures 8/25/03          22,260,985       22,071,153
Peoples Security             FNMA backed CMO
 Life Insurance              6.70% -matures 1/25/11            9,863,128       10,148,204
National Westminister Bank   FNMA backed CMO
                             5.50% - matures 1/25/12          11,799,332       11,683,848
                                                            ------------    -------------
           Total U.S.
           agency-backed
            collateralized
             mortgage
             obligations                                     312,345,761      320,101,946
                                                            ------------    -------------
Bankers Trust (Delaware)     Government trust
                             certificate zero
                             coupon -
                             matures 11/15/96                  8,726,100        8,751,500
Bankers Trust (Delaware)     Government trust
                             certificate zero
                             coupon -
                             matures 5/15/97                   7,834,789        7,829,357

Bankers Trust (Delaware)     Government trust
                             certificate zero
                             coupon -
                             matures 11/15/96                  1,084,557        1,088,687

Bankers Trust (Delaware)     Government trust
                             certificate zero
                             coupon -
                             matures 5/15/97                     636,405          635,775
                                                            ------------    -------------
          Total government
           trust
           certificates                                       18,281,851       18,305,319
                                                            ------------    -------------
Bankers Trust (Delaware)     MBNA credit card
                             trust 8.25% -
                             matures 6/30/98                  10,488,450       10,534,300
Bankers Trust (Delaware)     Standard credit
                             card trust 9.00%
                             - matures 3/10/95                17,061,577       16,864,960
                                                            ------------    -------------
          Total credit
           card backed
           obligations                                        27,550,027       27,399,260
                                                            ------------    -------------

                                                                     (Continued)

                                       2               Schedule 1, Cont.
                                                       -----------------
                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes
                       as of December 31, 1993, Continued

     Identity of issue         Description of asset              Cost       Current value
- - - - ---------------------------  ----------------------         -------------  ---------------
Bankers Trust (Delaware)     Resolution
                             Funding Corp.
                             Strip zero
                             coupon -
                             matures 4/15/98                $19,202,343     19,491,045
                                                            -----------     ----------
Bankers Trust (Delaware)     Wrap agreement
                             6.00% - matures
                             12/15/11                           167,829       (280,960)
Bankers Trust (Delaware)     Wrap agreement
                             8.25% -
                             matures 6/30/98                     69,374       (263,638)
Bankers Trust (Delaware)     Wrap agreement
                             6.00% -
                             matures 3/15/12                    331,131       (964,788)
Bankers Trust (Delaware)     Wrap agreement
                             9.00% -
                             matures 3/10/95                    119,100         26,329
Bankers Trust (Delaware)     Wrap agreement
                             6.50% -
                             matures 7/15/02                    296,328       (500,965)
Bankers Trust (Delaware)     Wrap agreement
                             zero coupon -
                             matures 11/15/96                    34,225        160,392
Bankers Trust (Delaware)     Wrap agreement
                             zero coupon -
                             matures 5/15/97                     32,040        172,247
Bankers Trust (Delaware)     Wrap agreement
                             zero coupon -
                             matures 11/15/96                     4,369         18,962
Bankers Trust (Delaware)     Wrap agreement
                             zero coupon -
                             matures 5/15/97                      2,185         14,180
Bankers Trust (Delaware)     Wrap agreement
                             zero coupon -
                             matures 4/15/98                    104,630        398,323
National Westminister Bank   Wrap agreement
                             4.00% -
                             matures 1/15/13                    131,350        216,340
National Westminister Bank   Wrap agreement
                             5.50% -
                             matures 1/25/12                    179,431        185,358
Peoples Security Life        Wrap agreement
 Insurance                   6.35% -
                             matures 12/15/10                   110,326       (506,716)
Peoples Security Life        Wrap agreement
 Insurance                   5.90% -
                             matures 9/25/97                     83,642       (654,611)
Peoples Security Life        Wrap agreement
 Insurance                   5.50% -
                             matures 7/15/03                     39,446       (285,721)
Peoples Security Life        Wrap agreement
 Insurance                   6.25% -
                             matures 10/15/13                    72,697       (400,792)
Peoples Security Life        Wrap agreement
 Insurance                   6.35% -
                             matures 11/15/14                    83,866       (629,048)
Peoples Security Life        Wrap agreement
 Insurance                   6.50% -
                             matures 8/25/03                    264,400       (130,129)
Peoples Security Life        Wrap agreement
 Insurance                   6.75% -
                             matures 1/25/13                    189,320     (1,562,988)
Peoples Security Life        Wrap agreement
 Insurance                   6.70% -
                             matures 1/25/11                     22,161       (243,423)
                                                            -----------     ----------
          Total wrap                                          2,337,850     (5,231,648)
           agreements                                       -----------     ----------
Participants' loans          Interest rates
                             ranging from
                             9.25% to 12.50%                 19,756,762     19,756,762
                                                            -----------     ----------
                                                                                                                         (Continued)

                                       3             Schedule 1, Cont.
                                                     -----------------

                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes
                       as of December 31, 1993, Continued

     Identity of issue         Description of assets            Cost        Current value
- - - - ---------------------------  -----------------------        -------------   --------------
Aetna Life Insurance         8.85% -  matures
 Company                      evenly on 3/31,
                              6/30, 9/30,
                              12/31 of 1994                 $   27,824,864  $   27,824,864
Aetna Life Insurance         6.35% - matures
 Company                      1/1/96                             1,969,295       1,969,295
Aetna Life Insurance         8.95% - matures                     3,121,165       3,121,165
 Company                      1/1/96
Canada Life                  4.97% - matures 3/26/97            20,000,000      20,000,000
CNA Insurance Companies       7.00% - matures 7/1/96            30,132,787      30,132,787
Massachusetts Mutual Life    4.50% - withdrawal
 Insurance Company            available on demand,
                              no fixed maturity                 17,108,208      17,108,208
Metropolitan Life            8.55% - matures
 Insurance Company            evenly on 6/30 and
                              12/31 of 1994, 1995              118,208,775     118,208,775
Principal Mutual Life        9.13% - matures
 Insurance Company            evenly on 6/30 of
                              1995, 1996, 1997                  15,967,261      15,967,261
Principal Mutual Life        9.20% - matures
 Insurance Company            6/30/94                            6,325,258       6,325,258
Provident Life & Accident    4.39% - matures
 Insurance Company            3/28/96                           15,141,918      15,141,918
Prudential Asset             7.95% - matures
  Management Company          12/31/94                          33,386,534      33,386,534
Prudential Asset             8.72% - matures
 Management Company           12/31/93                          16,140,917      16,140,917
Prudential Asset             5.05% - matures
 Management Company           12/29/97                          22,190,869      22,190,869
Southland Life               5.12% - matures 6/28/98            15,167,138      15,167,138
Southland Life               5.75% - matures 12/21/98           11,043,894      11,043,894
Transamerica/Occidental      4.83% - matures
 Life                         3/27/97                           20,119,248      20,119,248
                                                            --------------   -------------
    Total investment
     contracts with
     insurance companies                                       373,848,131     373,848,131
                                                            --------------   -------------
    Total investments                                       $1,543,492,364   2,422,820,028
                                                            ==============   =============

See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------


                           J. C. PENNEY COMPANY, INC.
                   SAVINGS AND PROFIT-SHARING RETIREMENT PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1993


                                                                                                             Current
                                                                                     Expense                  value
                                        Aggregate                                   incurred               of asset on
                         Description    number of   Purchase     Selling   Lease      with         Cost    transaction     Net
    Identity of issue     of asset    transactions   price        price    rental  transaction   of asset     date      gain (loss)
    -----------------    -----------  ------------  --------     -------   ------  -----------   --------  -----------  -----------
Purchases:
 Common stock:
  J. C. Penney Company,
   Inc.                 Common stock      75     $113,475,330           --    --           --  113,475,330  113,475,330          --

Sales:
 Investment contract
  with insurance company:
    Aetna Life Insurance  9.25% due      104               --  101,379,000    --           --  101,379,070  101,379,070          --
                           6/30/93
 Common stock:
  J. C. Penney Company,
   Inc.                 Common stock      39               --   96,615,642    --           --   58,516,494   96,615,462  38,098,968

See accompanying independent auditors' report.

                        INDEPENDENT AUDITORS' CONSENT
                        -----------------------------



The J. C. Penney Company, Inc.
  Associate Benefits Committee,
  Benefit Plans Investment Committee,
  Retirement Plans Committee, and the
  Benefits Plans Review Committee:

We consent to incorporation by reference in the registration statement (No. 33-59668) on Form S-8 of J. C. Penney Company, Inc. of our report dated May 13, 1994 relating to the statements of net assets available for benefits of the
J. C. Penney Company, Inc. Savings and Profit-Sharing Retirement Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits and related schedules for the years then ended, which report appears in the December 31, 1993 annual report on Form 11-K of the J. C. Penney Company, Inc. Savings and Profit-Sharing Retirement Plan.


                                                 /s/ KPMG Peat Marwick
                                                 ---------------------


Dallas, Texas
June 27, 1994

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                         SAVINGS AND PROFIT-SHARING RETIREMENT PLAN



                         By:    /s/ T. A. Clerkin
                               ------------------
                               T. A. Clerkin
                               Member of Retirement Plans Committee



Date:  June 27, 1994